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NW10 7HQ

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Fax +44 (0)20 8978 1588

April 10, 2019

Office of Global Security Risk,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Attn:	Cecilia Blye, Chief, Office of Global Security Risk

John Reynolds, Assistant Director, Division of Corporation Finance

Re:	Diageo plc

Form 20-F for the Fiscal Year Ended June 30, 2018

August 6, 2018

File No. 1-10691

Dear Ms. Blye:

Thank you for your letter dated March 29, 2019 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended June 30, 2018 (the “2018 Form 20-F”) of Diageo plc (“Diageo”), filed with the Commission on August 6, 2018.

Diageo’s responses to your comments are set forth below, and detail the only contacts within the scope of your queries with respect to Diageo’s fiscal years ended June 30, 2016, 2017 and 2018 and the subsequent interim period. To facilitate your review, we have included in this letter the numbered comment from your comment letter in italicized text and have provided Diageo’s responses immediately following the comment.

We also make reference below to our letter to the Staff dated February 24, 2016 (the “2016 Response Letter”), submitted in response to the Staff’s comment letter to Diageo dated February 9, 2016.

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Diageo is a trading name of Diageo plc	Registered office: Lakeside Drive, Park Royal London NW10 7HQ, United Kingdom Registered in England and Wales No. 23307

Comment:

1.

In a letter to the staff dated February 24, 2016, you discussed sales by your indirect wholly-owned subsidiary to an entity in Turkey for export to and sale in Syria. You state on page 24 of the 20-F that you operate and have a presence in over 180 countries, and a diagram on that page appears to indicate that those countries include North Korea, Sudan and Syria. North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and Sudan, and any such contacts with Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:

As noted in the comment above, Diageo discloses that it operates and has a presence in over 180 countries on page 24 of the 2018 Form 20-F. Please note that North Korea, Sudan and Syria are not included as countries in which Diageo operates or has a presence in this count. The diagram on page 24 of the 2018 Form 20-F is intended to illustrate geographic regions of the world in relation to Diageo’s geographic operating segments. The diagram is not intended to imply that Diageo operates and/or has a presence in each specific country within such general geographic regions, and Diageo will include a footnote to this effect in future filings which include this diagram.

North Korea

To the best of our knowledge after inquiry, neither Diageo nor any of its subsidiaries presently operates in North Korea or has operated in North Korea in the last three fiscal years or the subsequent interim period.

On the basis of the foregoing, we do not believe that Diageo has any activities related to North Korea which would pose any material risks to Diageo or to our security holders. We also do not believe that Diageo has any activities related to North Korea that would affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

Sudan

Diageo does not believe there have been any material changes in relation to its contacts with Sudan since the 2016 Response Letter.

To the best of our knowledge after inquiry, Diageo (including East African Breweries Limited and its subsidiaries, including Kenya Breweries Limited), does not currently sell products or conduct business in Sudan and has not done so in Sudan in the last three fiscal years or the subsequent interim period. Diageo maintains limited business arrangements with certain third parties in the Republic of South Sudan. Following the independence of the Republic of South Sudan in 2011, Diageo’s direct and indirect business activities have not been targeted at Sudan, and Diageo does not knowingly do business, directly or indirectly, with the Government of Sudan or any areas of Sudan targeted by U.S. sanctions.

To the best of our knowledge after inquiry, neither Diageo nor any of its subsidiaries presently operates in Sudan or has operated in Sudan in the last three fiscal years or the subsequent interim period.

On the basis of the foregoing, we do not believe that Diageo has any activities related to Sudan which would pose any material risks to Diageo or to our security holders. We also do not believe that Diageo has any activities related to Sudan that would affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

Syria

Diageo does not believe there have been any material changes in relation to its contacts with Syria since the 2016 Response Letter.

Since completion of its acquisition of Mey Içki in August 2011 from, among others, the U.S.-based private equity firm TPG Capital, Diageo, acting through Mey Içki’s wholly owned subsidiary, Mey Alkollü İçkiler San. Ve Tic A.Ş., had maintained one limited business arrangement with respect to Syria by which Mey Içki’s spirits products were sold to the Organization of Foreign Trading ANTSH (“ANTSH”) at the Mey Içki factory in Tekirdağ, Turkey, for export to and sale in Syria by ANTSH. The agreement between ANTSH and Mey Içki expired in accordance with its terms on December 31, 2015. Prior to such expiration, Mey Içki had not made any sales to ANTSH since November 2014. As a result, Diageo did not have any net sales to ANTSH or any related receivables or liabilities for the last three fiscal years and the subsequent interim period.

To the best of our knowledge after inquiry, neither Diageo nor any of its subsidiaries presently operates in Syria or has operated in Syria in the last three fiscal years or the subsequent interim period.

On the basis of the foregoing, we do not believe that Diageo has any activities related to Syria which would pose any material risks to Diageo or to our security holders. We also do not believe that Diageo has any activities related to Syria that would affect our reputation or our share price or otherwise be material to a security holder in assessing, as part of an overall mix of information, an investment in Diageo.

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Please direct any questions or comments regarding the enclosed material to Evan Simpson of Sullivan & Cromwell LLP, Diageo’s U.S. securities legal counsel, at (212) 558-4000, who will arrange with Diageo an appropriate response.

Very truly yours,

/s/ Siobhán Moriarty
Siobhán Moriarty General Counsel & Company Secretary Diageo plc

cc:	James Edmunds

Kara Major

(Diageo plc)

Evan S. Simpson

(Sullivan & Cromwell LLP)

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